UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., November 16, 2018

MATERIAL INFORMATION

Avianca Holdings S.A. informs news reports published in the media

Regarding the article published in the media and the newspaper El Tiempo dated November 15, 2018 “Avianca Holdings will sell part of Deprisa and other investments—The company says it will focus on only three core business and cut 15% its labor costs”, Avianca Holding S.A. (the “Company”) hereby informs that:

1.

The Board of Directors of Avianca Holdings S.A. requested management to carry out preliminary studies to evaluate options divest or a strategic partnerships for its non-core business units. To date, there is no final decision on this matter, nor have any material negotiations been held in this regard.

2.

Regarding the cut in labor costs referred to in such article, the Board of Directors of Avianca Holdings S.A. has not determined a percentage for adjustments of the Company’s workforce neither in Colombia nor in other markets. To date no adjustments to the workforce have been made in Colombia that would require special authorization by law.

If you require additional information, please contact:

Investor Relations Office

+571 587 77 00

ir@avianca.com

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2018

    AVIANCA HOLDINGS S.A.

By: /s/ Renato Covelo

      Name: Renato Covelo

      Title:  Vice President Senior General Counsel